FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the President of the Buenos Aires Stock Exchange dated April 23, 2012

TRANSLATION

Note I/YPF No. 19/2012

Buenos Aires, April 23, 2012

To the

President of the

Buenos Aires Stock Exchange

Ref.: General
Ordinary Shareholders’ Meeting of YPF S.A

Dear Sirs:

I have the pleasure of addressing you in order to inform you that the Intervention body of YPF S.A. has decided to suspend, until further notice, the call notice of the General Ordinary Shareholders' Meeting of YPF S.A. to be held on April 25, 2012 at 11 a.m., in the Main Offices of such Company, in order to guarantee the normality of the meeting and protect the interests of the Company and its shareholders and the transparency in the market.

We enclose the suspension notice to be published in the daily Gazette of the Buenos Aires Stock Exchange.

Yours faithfully,

Architect Julio M. DE VIDO
Interventor, Decree No. 530/12

TRANSLATION

YPF SOCIEDAD ANÓNIMA

  SUSPENSION OF SHAREHOLDERS MEETING CALL NOTICE

Shareholders are hereby notified that the Intervention body of YPF S.A., in accordance with the power conferred by article 3 of Decree No 530/2012 of April 16, 2012, has decided to suspend, until further notice, the call notice to the General Ordinary Shareholders' Meeting to be held on April 25, 2012, at 11:00 a.m., in the Main Offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, until a new call.

Architect Julio M. DE VIDO, appointed Interventor of YPF S.A. by Decree No, 530/2012 of April 16, 2012

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 23, 2012	By:	/s/ Julio M. DE VIDO
	Name:	Julio M. DE VIDO
	Title:	Interventor